

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2012

<u>Via E-mail</u>
Mark Saxon
President and Chief Executive Officer
Tasman Metals Ltd.
#1305 - 1090 West Georgia Street
Vancouver, British Columbia, V6E 3V7

> **Re:** **Tasman Metals Ltd.**
> **Form 40-F for the year ended August 31, 2011**
> **Filed December 28, 2011**
> **File No. 001-35307**

Dear Mr. Saxon:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc (via email): Craig Stoner